C21 INVESTMENTS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

(As at August 21, 2025, except as indicated)

GENERAL INFORMATION

This information circular ("Information Circular") is furnished to the holders ("shareholders") of common shares ("Common Shares") of C21 Investments Inc. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on Tuesday, September 23, 2025 and at any adjournment thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").

PROXIES

Solicitation of Proxies

The enclosed proxy form ("Proxy") is solicited by and on behalf of management of the Company.  The persons named in the enclosed Proxy are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 10:00 a.m. (Vancouver time) on September 19, 2025 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access

The Company has elected not to send the Information Circular to registered or beneficial shareholders using "notice-and-access" under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators ("CSA").

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101 of the CSA, the Company has distributed copies of the proxy-related materials in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents.  Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder's proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxy agent named on the Proxy will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy confers discretionary authority upon the persons named therein with respect to: (a) amendments or variations to matters identified in the Notice of Meeting; and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at August 21, 2025, 117,772,814 Common Shares were issued and outstanding as fully paid and non-assessable shares.  Holders of Common Shares are entitled to one vote for each Common Share held.

The board of directors of the Company ("Board of Directors" or "Board") has fixed July 30, 2025, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to receive such notice and to vote at the Meeting.

To the knowledge of the directors or executive officers of the Company, as at August 21, 2025, no person beneficially owned, directly or indirectly, or controlled or directed, Common Shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Sonny Newman	12,500,000(1)	10.6%

_________________

(1) All of these Common Shares are held indirectly by Mr. Newman through The Newman Family 1999 Trust.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting is one person present or represented by proxy. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The management-designated proxyholders named in the enclosed Proxy intend to vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants ("Davidson") as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.  Davidson was appointed auditor of the Company on January 19, 2024.

ELECTION OF DIRECTORS

The Company currently has four directors.  The persons named below are the four nominees of management for election as directors, all of whom are current directors of the Company.  Each nominee elected will hold office as a director until the next annual general meeting of the shareholders of the Company or until the director's successor is elected or appointed unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia) (the "BCBCA").  It is the intention of the persons named as proxyholders in the enclosed Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder's Proxy that such shareholder's Common Shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company currently held by the nominee; the nominee's current principal occupation, business or employment; the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of August 21, 2025:

Name, place of residence and positions with the Company	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled

Todd Harrison(1)(2) New York, USA Director	Chief Investment Officer of CB1 Capital Management.	Since January 28, 2021	300,000

Michael Kidd British Columbia, Canada Director, Chief Financial Officer and Corporate Secretary	Certified Professional Accountant and Chartered Accountant; CFO and Secretary for the Company since July 30, 2018.	Since October 3, 2018	38,055

D. Bruce Macdonald(1)(2) British Columbia, Canada Director and Chairman of the Board	Former senior banking executive specializing in strategy, risk management, and governance; Retired since April, 2017	Since June 18, 2018	1,440,000

Leonard (Will) Werden(1)(2) British Columbia, Canada Director	Horticultural cultivation consultant for over 30 years.	Since July 25, 2017	265,000

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

On May 31, 2024, at the request of management of the Company, the British Columbia Securities Commission (the "BCSC") issued a management cease trade order (the "MCTO") in connection with the delay in the Company filing its audited consolidated financial statements for the year ended January 31, 2024, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings") and a delay in the filing of the Company's audited consolidated financial statements for the 2-month stub period ended March 31, 2024, the management's discussion and analysis for the same period and management certifications of such filings (collectively, the "Stub Period Filings"). The MCTO prohibited the Company's management from trading in the securities of the Company for the duration of the MCTO. At the time of issuance of the MCTO: (a) Todd Harrison was a director of the Company; (b) Michael Kidd was the Chief Financial Officer, Corporate Secretary and a director of the Company; (c) Bruce MacDonald was a director of the Company and the Chairman of the Board; and (c) Leonard Werden was a director of the Company. The Company completed the filing of the Annual Filings on July 22, 2024 and the filing of the Stub Period Filings on August 1, 2024. The BCSC issued a revocation order revoking the MCTO on August 6, 2024.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to the CSA's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and the disclosure prescribed for "Venture Issuers" such as the Company.

Board of Directors

The Board currently consists of four directors.  NI 58-101 distinguishes independent and non-independent directors. Two of the four current members of the Board, Bruce MacDonald and Leonard Werden are considered independent. Michael Kidd is not an independent director as he is an executive officer of the Company. Todd Harrison is not an independent director as he controls CB1 Capital Advisors LLC, a company which is engaged as a consultant to the Company.

The size of the Company is such that all the Company's operations are conducted by a small management team. The Board considers that management is effectively supervised by the independent director on an informal basis as the independent director is involved in reviewing and supervising the operations of the Company and has full access to management.

Directorships

The current directors of the Company are not presently directors of other reporting issuers in Canada or elsewhere.

Orientation and Continuing Education

The Company does not have formal orientation and training programs and does not consider these programs necessary at this stage of the Company's development. Board members are encouraged to communicate with management, auditors and technical consultants in order to keep themselves current with industry trends and developments and changes in legislation with management's assistance. Board members are also encouraged to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company's reputation for integrity is an important asset.  The Company has always set high standards of personal and business integrity for its employees, and intends to continue to conduct its business in accordance with those high standards. It is expected that the Company's business conduct and the personal actions of its employees reflect the spirit and intent of the laws under which the Company operates and its employees live. Common sense and judgment supported by a deeply ingrained tradition of integrity provides the Company's foundation.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The Board as a whole has responsibility for identifying potential Board candidates. The Board has not formed a nominating committee or similar committee to assist the Board with the nomination of directors for the Company. Each of the directors has contacts he can draw upon to identify new members of the Board as needed from time to time.

The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, directors will recommend suitable candidates for consideration as members of the Board.

Compensation

The Company has a Corporate Governance and Compensation Committee consisting of Bruce MacDonald (Chair), Leonard Werden and Todd Harrison, of which Bruce MacDonald and Leonard Werden are considered independent directors. The independent members of the Corporate Governance and Compensation Committee must approve any compensation paid to a director or the officer acting as Chief Executive Officer of the Company ("CEO").  The Corporate Governance and Compensation Committee reviews annually, and submits to the Board for its approval, the compensation to be paid to members of the Board as directors after taking into account any director compensation guidelines established by the Board.  With respect to the officer acting as CEO, the Corporate Governance and Compensation Committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for the CEO, evaluating the performance of the CEO in light of those corporate goals and objectives, and determining the level of compensation for the CEO based on this evaluation.  See "Executive Compensation".

Other Board Committees

The Board of Directors has no standing committees other than the Audit Committee and the Corporate Governance and Compensation Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and its Audit Committee and its Corporate Governance and Compensation Committee. To assist in its review, the Board conducts informal surveys of its directors.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the BCBCA and the CSA's National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's Audit Committee is required to have a charter.  A copy of the Company's Audit Committee Charter is set out in Appendix A to this Information Circular.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company's systems of internal controls regarding finance and accounting; and (c) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
D. Bruce Macdonald (Chair)	Yes	Yes
Todd Harrison	No	Yes
Leonard Werden	Yes	Yes

Relevant Education and Experience

The educational background or experience of each of the following members of the Audit Committee has enabled each to perform his responsibilities as an Audit Committee member and has provided the member with an understanding of the accounting principles used by the Company to prepare its financial statements, including the ability to assess the general application of such accounting principles in connection with the accounting estimates, accruals and reserves. All members have experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or have experience actively supervising one or more individuals engaged in such activities, and all have an understanding of internal controls and financial reporting procedures.

D. Bruce Macdonald - Mr. Macdonald is a former senior banking executive with over 35 years of experience in the financial services industry, including extensive expertise in the capital markets sector. He is recognized for strategic planning, innovation and execution with a focus on risk management and corporate governance, and he has a proven track record of building new businesses and leading high-performing teams. Mr. Macdonald holds an ICD.D designation from the Institute of Corporate Directors.

Todd Harrison - Mr. Harrison has nearly 30 years of experience on Wall Street through roles such as VP at Morgan Stanley and President of Cramer Berkowitz. He is currently acts as Chief Investment Officer of CB1 Capital Management ("CB1 Capital") an investment advisory firm which Mr. Harrison founded in 2017 that invests in stocks focused on cannabinoid-based wellness solutions and other cannabis-based bio-pharmaceutical applications, therapies, and other use-cases. Mr. Harrison is also an author and Emmy award-winning executive producer for his work at financial media company, Minyanville, and has lectured at numerous academic institutions, has appeared on CNBC, CNN, FOX, Bloomberg TV, and has been featured across numerous publications and platforms. Mr. Harrison has a Bachelor of Science degree in Finance from Syracuse University.

Leonard Werden - Mr. Werden was formerly a certified Millwright for over 30 years, and has been involved in numerous projects, including the Cyclotron Project for TRIUMF (Canada's national laboratory for particle and nuclear physics) at the University of British Columbia. Mr. Werden was also former CEO of Seashore Organic Marijuana Corp. (which transitioned to Veritas Pharma Inc.) until February 2016.

Audit Committee Oversight

At no time since April 1, 2024, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Reliance on Certain Exemptions

At no time since April 1, 2024, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the Company's financial years ended March 31, 2024 (includes 14-month period from February 1, 2023 to March 31, 2024) and March 31, 2025 for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
March 31, 2025	C$336,959	Nil	C$46,200	Nil
March 31, 2024(4)	C$768,569	C$54,200	C$147,637	Nil

___________________________

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees". The nature of the services comprising the fees disclosed under this category relates to audit fees for companies acquired and fees for the review of interim financial statements.

(2) Pertains to professional services for tax compliance, tax advice and tax planning.

(3) Pertains to professional services for a payroll audit and for due diligence work.

(4) In May 2024, the Company changed its fiscal year end from January 31 to March 31. This represents the 14-month period ended March 31, 2024.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts "venture issuers" from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

EXECUTIVE COMPENSATION

for the financial year ended March 31, 2025

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer ("CFO");

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

For the year ended March 31, 2025, the Company had three Named Executive Officers, namely Sonny Newman (President and CEO), Michael Kidd (CFO and Corporate Secretary) and Aron Swan (Chief Operating Officer).

The following information is presented in U.S. dollars, the Company's presentation currency, unless otherwise noted.

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for each of the Company's financial years ended March 31, 2024 (includes 14-month period from February 1, 2023 to March 31, 2024) and March 31, 2025.

Table of compensation excluding compensation securities
Name and principal position	Year	Salary, consulting fee, retainer or commission (US$)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation (US$)
Sonny Newman President and CEO	2025 2024(1)	200,000 238,461	Nil Nil	Nil Nil	(2) (2)	Nil Nil	200,000 238,461
Michael Kidd (3) CFO, Corporate Secretary and Director	2025 2024(1)	152,063 198,538	Nil Nil	Nil Nil	(2) (2)	Nil Nil	152,063 198,538
Aron Swan(4) Chief Operating Officer	2025 2024(1)	350,000 354,308	Nil Nil	Nil Nil	(2) (2)	Nil Nil	350,000 354,308
Todd Harrison Director	2025 2024(1)	60,000 (5) 75,000(5)	Nil Nil	Nil Nil	(2) (2)	Nil Nil	60,000 75,000
D. Bruce Macdonald Chairman of the Board and Director	2025 2024(1)	Nil Nil	Nil Nil	Nil Nil	(6) (6)	Nil Nil	Nil Nil
Leonard (Will) Werden Director	2025 2024(1)	Nil Nil	Nil Nil	Nil Nil	(6) (6)	Nil Nil	Nil Nil

_________________________

(1) In May 2024, the Company changed its fiscal year end from January 31 to March 31. This represents the 14-month period ended March 31, 2024.

(2) Perquisites that are not generally available to all employees did not exceed 10% of the NEO or director's total salary.

(3) Mr. Kidd was not paid any compensation for his role as a director of the Company.

(4) Mr. Swan was appointed Chief Operating Officer of the Company on September 11, 2023.

(5) Amount paid as a consulting fee to CB1 Capital Advisors LLC, a company controlled by Mr. Harrison.  See "Employment, Consulting and Management Agreements or Arrangements" for further details.

(6) Perquisites that are not generally available to all employees did not exceed C$15,000.

External Management Companies

Except as disclosed herein, none of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.  See "Employment, Consulting and Management Agreements or Arrangements" for a description of the Company's consulting agreements with the Company's NEOs.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended March 31, 2025 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company's financial year end of March 31, 2025.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (C$)	Closing price of security or underlying security on date of grant (C$)	Closing price of security or underlying security at year end (C$)	Expiry date	Total amount of compensation securities held as at March 31, 2025
Sonny Newman President and CEO	Options	500,000	May 13, 2024	0.53	0.53	0.24	May 13, 2027	500,000
Michael Kidd CFO, Corporate Secretary and Director	Options	350,000	May 13, 2024	0.53	0.53	0.24	May 13, 2027	350,000
Aron Swan Chief Operating Officer	Options	1,500,000	May 13, 2024	0.53	0.53	0.24	May 13, 2027	1,500,000
Todd Harrison Director	Options	250,000	May 13, 2024	0.53	0.53	0.24	May 13, 2027	250,000
D. Bruce Macdonald Chairman of the Board and Director	Options	750,000	May 13, 2024	0.53	0.53	0.24	May 13, 2027	750,000
Leonard (Will) Werden Director	Options	100,000	May 13, 2024	0.53	0.53	0.24	May 13, 2027	100,000

_________________________

(1) The numbers under this column represent the number of options and the same number of Common Shares underlying the related options.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

There are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

No NEO or director of the Company exercised any compensation security during the financial year ended March 31, 2025.

Stock Option Plans and Other Incentive Plans

Stock Option Plan

On February 23, 2018, the Board of Directors adopted a 10% rolling stock option plan, as amended on July 9, 2021 (the "Option Plan").  The Option Plan provides that, subject to the requirements of the Canadian Securities Exchange (the "CSE"), the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of Common Shares that are issued and outstanding from time to time, less the aggregate number of Common Shares then reserved for issuance pursuant to any other equity compensation arrangement.

As the Option Plan is considered a 10% "rolling" stock option plan, in accordance with the newly implemented CSE policies which took effect on April 3, 2023, the Company was required to obtain shareholder approval of the Option Plan within three years after institution and within every three years thereafter. The Option Plan and any unallocated entitlements thereunder was approved by the shareholders of the Company at the annual general meeting of the shareholders of the Company held on April 26, 2024 (the "Option Plan Approval Meeting"). In accordance with the policies of the CSE, the Company shall have the ability to continue to grant options under the Option Plan until April 26, 2027, which is the date that is three years from the date of the Option Plan Approval Meeting at which shareholders of the Company approved the Option Plan and the date by which the Company must obtain further shareholder approval of the Option Plan.

The following is a summary of the principal terms of the Option Plan, which is qualified in its entirety by reference to the text of the

Option Plan, a copy of which is attached as Appendix C to the information circular of the Company dated March 14, 2024 furnished to shareholders in connection with the Option Plan Approval Meeting.

The Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the express provisions of the Option Plan.  Options may be granted under the Option Plan to such directors, officers, employees or consultants of the Company and its subsidiaries as the Board may from time to time designate.  The Option Plan is used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of CSE, and closely align the interests of the executive officers with the interests of shareholders of the Company.  The directors of the Company are also eligible to receive stock option grants under the Option Plan, and the Company applies the same process for determining such awards to directors as with NEOs.

The exercise prices for options is determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the options. The Option Plan provides for a cashless exercise feature which allows an option holder to exercise its vested options without paying the exercise price in cash, and in return, the Company will deliver the number of Common Shares to such option holder equal to the value of the options that are "in-the-money" (i.e. the market price of the Common Shares on the date of exercise less the exercise price of the respective options). Options may be granted for a maximum term of 10 years. All grants of options pursuant to the Option Plan comply with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions and the Option Plan provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one person under the Option Plan and any other equity compensation arrangement shall not exceed 5% of the outstanding Common Shares at the time of the grant.  Moreover, the number of Common Shares which may be reserved for issuance on a yearly basis to any one consultant under the Option Plan and any other equity compensation arrangement shall not exceed 2% of the outstanding Common Shares at the time of the grant, and, unless the Company has received disinterred shareholder approval to do so pursuant to the policies of the CSE, the number of Common Shares reserved for issuance to insiders under the Option Plan and any other equity based compensation arrangement shall not exceed 10% of the outstanding Common Shares at the time of the grant.

Restricted Share Unit Plan

On July 17, 2018, the Board adopted a restricted share unit plan (the "RSU Plan").  The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable Common Shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities.  The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 Common Shares.

The aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares issued to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of Common Shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Common Shares (the "Restricted Period") applicable to such Restricted Share Units.  In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Common Shares.  Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of Common Shares; and (ii) the date the Participant retires from employment with the Company or related entity.  Any other Participants may not elect a deferred payment date.

Employment, Consulting and Management Agreements or Arrangements

Sonny Newman, President and CEO

On January 1, 2019, the Company entered into a consulting agreement with Sonny Newman (the "Newman Consulting Agreement").  Pursuant to the terms of the Newman Consulting Agreement, the Company agreed to pay Mr. Newman 5% of after-tax earnings of the C21 Nevada operations.  Mr. Newman was paid US$234,398 in the year ended January 31, 2020. On July 1, 2020, the Newman Consulting Agreement was replaced with an offer letter to pay Mr. Newman US$200,000 per year and the pro rated amount of US$110,000 was paid to him by the Company in 2021.  The employment is at will and there is no termination or change of control provisions.

Michael Kidd, Chief Financial Officer

The Company entered into an employment agreement with Michael Kidd dated May 4, 2018 (the "Kidd Employment Agreement").  Pursuant to the Kidd Employment Agreement, the Company agreed to employ Mr. Kidd as CFO on a full-time basis for a term of five years.  For his services as CFO, the Company agreed to pay Mr. Kidd an annual base salary of C$230,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Mr. Kidd special warrants to purchase 230,000 Common Shares at a price of C$1.38 per share. In January 2019, pursuant to a Company-wide cost saving initiative, Mr. Kidd's annual base salary was revised to C$204,000.  In the event that Mr. Kidd is terminated for any reason (other than for cause or in the event of criminal or civil fraud), the Company shall pay Mr. Kidd a termination payment of C$300,000 and any outstanding stock options shall remain in effect for not less than 12 months.

Aron Swan, Chief Operating Officer

The Company entered into an employment agreement with Aron Swan dated August 29, 2023 (the "Swan Employment Agreement").  Pursuant to the Swan Employment Agreement, the Company agreed to employ Mr. Swan as Chief Operating Officer of the Company on a full-time basis.  For his services as Chief Operating Officer, the Company agreed to pay Mr. Swan an annual salary of $350,000.  The Company also granted Mr. Swan stock options to purchase 1,500,000 common shares of the Company at a price of C$0.53 per share, with such options granted subsequent to the Company's most recently completed financial year. In the event of employment separation between Mr. Swan and the Company due to termination, acquisition, merger or other event of the Company, the Company shall pay Mr. Swan a termination payment of $175,000.

Todd Harrison, Director

On September 1, 2019, the Company entered into a consulting services agreement with CB1 (the "CB1 Consulting Agreement"), a company controlled by Todd Harrison. Pursuant to the CB1 Consulting Agreement, the Company paid CB1 US$20,000 per month for an initial term of one year. Effective, February 1, 2021, the monthly consulting fees paid under the CB1 Consulting Agreement were revised to US$10,000. Effective October 1, 2023, the monthly consulting fees paid under the CB1 Consulting Agreement were further revised to US$5,000 per month. The CB1 Consulting Agreement terminated on September 30, 2024. CB1 currently invoices the Company $5,000 per month for its services, cancelable at any time.

Except as disclosed herein, the Company has no other employment contracts or consulting agreements with any other Named Executive Officer or director.

Oversight and Description of Director and Named Executive Officer Compensation

The main objective of the Company's executive compensation program is to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company's strategy and deliver value to the Company's shareholders.

The objectives of the Company's executive compensation program are as follows:

(i) compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii) align the actions and economic interests of executives with the interests of shareholders; and,

(iii) encourage retention of executives.

The Corporate Governance and Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company. The Corporate Governance and Compensation Committee annually reviews and sets remuneration of executive officers and directors and the Company relies on recommendations made by the Corporate Governance and Compensation Committee after their review to determine compensation paid to executive officers and directors.

The independent directors of the Corporate Governance and Compensation Committee determined that the executive compensation program should be comprised of the following elements:

  Base Salary - to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,
  Long-term Incentive Plan - to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

See "Employment, Consulting and Management Agreements or Arrangements" for compensation arrangements for the Company's NEOs.

The Company has not used any peer group to determine compensation for its directors and NEOs.

There have been no significant changes to the Company's compensation policies made after the financial year ended March 31, 2025 that could or will have an effect on director or NEO compensation.

Pension Disclosure

The Company does not provide a pension to any director or NEO.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at March 31, 2025.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Option Plan)	5,425,000	C$0.53	6,374,681(1)
Equity compensation plans not approved by securityholders (RSU Plan)	Nil	-	750,000(2)
Total	5,425,000	-	6,374,681

_____________________________

(1) The total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Company's Option Plan as at March 31, 2025 was 10% of the issued and outstanding Common Shares (being 117,996,814 Common Shares as at March 31, 2025), less any Common Shares reserved for issuance under the Company's RSU Plan as at March 31, 2025 (being Nil).

(2) Based on maximum aggregate number of Common Shares reserved for issuance pursuant to Restricted Share Units granted under the RSU Plan (being 750,000 Common Shares), less the number of Common Shares deducted from that reserve further to issuance of Common Shares in settlement of outstanding Restricted Share Units (being Nil), with the difference being a total of 750,000 Common Shares remaining available for future issuance under the RSU Plan as at March 31, 2025.

For further information on the Company's equity compensation plans, refer to the heading "Executive Compensation - Stock Option Plans and Other Incentive Plans". A copy of the Option Plan and the RSU Plan is available for review by contacting the Company at 885 West Georgia Street, Suite 1900, Vancouver, British Columbia V6C 3H4 during normal business hours up to and including the date of the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since April 1, 2024 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

Financial information relating to the Company is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for its financial year ended March 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and may also be obtained by sending a written request to the CFO of the Company at the Company's registered office located at 885 West Georgia Street, Suite 1900, Vancouver, BC V6C 3H4.

DATED as of the 21st day of August, 2025.

BY ORDER OF THE BOARD

"Michael Kidd"

Michael Kidd

Chief Financial Officer and Corporate Secretary

APPENDIX A

C21 INVESTMENTS INC.

(the "Company")

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors ("Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;

  review the Company's financial statements;

  oversee, review and appraise the performance of the Company's external auditor; and

  provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, the majority of whom shall be "independent" directors (as defined in National Instrument 52-110 - Audit Committees, or any successor instrument thereto, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Each member of the Committee shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one member of the Committee must be financially sophisticated and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports

(a) review and update, if applicable or necessary, this Audit Committee Charter annually;

(b) review with management and the independent auditor the Company's annual and interim  financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the  financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f) review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2. External Auditor

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e) appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(f) determine the compensation to be paid to the external auditor;

(g) oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(h) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(i) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(j) review with the external auditor the audit plan for the year-end financial statements; and

(k) deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated  by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior  to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l) carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4. Other

(a) review any material related party transactions;

(b) periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for any directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;

(c) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d) set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(e) be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.